UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

StatoilHydro ASA

(Name of Issuer)

Ordinary shares, nominal value of NOK 2.50

(Title of Class of Securities)

85771P102**

(CUSIP Number)

Lance D. Myers, Esq.

Holland & Knight LLP

195 Broadway

24th Floor

New York, NY 10007

Telephone: (212) 513-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2008***

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number is for the related American Depositary Shares. The ordinary shares are not listed for trading in U.S. markets and have not been assigned a CUSIP number.

*** Please note that the Reporting Person previously filed a Schedule 13G pursuant to Rule 13d-1(d).  Because the Reporting Person has acquired beneficial ownership of more than 2 percent of the securities to which this statement relates during the preceding 12 months, the Reporting Person is filing this Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85771P102

1.	Names of Reporting Persons Kingdom of Norway, Ministry of Petroleum & Energy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,062,302,129

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,062,302,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,302,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 64.7%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based upon 3,188,647,103 ordinary shares outstanding as of June 30, 2008, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 1, 2008.

Item 1.	Security and Issuer

This initial statement on Schedule 13D relates to the ordinary shares, nominal value of NOK 2.50 (the “Shares”), of StatoilHydro ASA, a public limited company organized under the laws of Norway (the “Issuer”). The principal executive office of the Issuer is located at Forusbeen 50, N-4035, Stavanger, Norway.

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Kingdom of Norway, Ministry of Petroleum & Energy (“MPE”)

(b)	Address of Principal Business Office:

Einar Gerhardsens plass I Portbok 8148 Dep, 0033 Oslo, Norway

(c)	Present principal occupation or employment of MPE:

The principal responsibility of MPE is to achieve a coordinated and integrated energy policy for the Kingdom of Norway.

(d)	During the last five years, MPE has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, MPE was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Norway

Item 3.	Source and Amount of Funds or Other Consideration

MPE used the Norwegian Government’s net cash flow from petroleum activities to fund and to make the purchases more fully described in Item 5(c) to this Schedule 13D.

Item 4.	Purpose of Transaction

The purchases of the Shares covered by this Schedule 13D were made for the purpose of increasing MPE’s shareholding in the Issuer over time to 67% of the Shares outstanding. Although MPE intends to acquire additional Shares over time it does not currently have any plans or proposals which relate or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to those described above.

Item 5.	Interest in Securities of the Issuer

(a) Number of Shares beneficially owned by MPE:

2,062,302,129 (64.7% of the Shares outstanding)

(b)	Number of Shares as to which MPE has:

	(i)	Sole power to vote or to direct the vote:

2,062,302,129

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

2,062,302,129

	(iv)	Shared power to dispose or to direct the disposition of:

0

(c)	The following table describes the transactions in Shares effected by MPE during the past 60 days:

Date	Number of Shares	Price paid per Share(2)	Nature of Transaction
August 4, 2008	853,000	$31.17 (NOK 160.21)	Open market, broker’s transaction
August 5, 2008	1,200,000	$29.27 (NOK 151.78)	Open market, broker’s transaction
August 6, 2008	1,200,000	$29.40 (NOK 152.51)	Open market, broker’s transaction
August 7, 2008	1,200,000	$30.32 (NOK 156.75)	Open market, broker’s transaction
August 8, 2008	1,472,000	$29.15 (NOK 154.54)	Open market, broker’s transaction
August 11, 2008	1,391,500	$29.22 (NOK 155.65)	Open market, broker’s transaction
August 12, 2008	1,830,000	$28.67 (NOK 154.08)	Open market, broker’s transaction
August 13, 2008	676,000	$29.04 (NOK 155.80)	Open market, broker’s transaction
August 14, 2008	594,500	$28.65 (NOK 153.88)	Open market, broker’s transaction
August 15, 2008	1,114,000	$28.54 (NOK 154.37)	Open market, broker’s transaction
August 18, 2008	206,500	$28.71 (NOK 155.67)	Open market, broker’s transaction
August 19, 2008	900,000	$28.58 (NOK 154.84)	Open market, broker’s transaction
August 21, 2008	550,000	$30.08 (NOK 161.23)	Open market, broker’s transaction
August 25, 2008	770,000	$30.76 (NOK 165.23)	Open market, broker’s transaction
August 26, 2008	1,950,000	$29.78 (NOK 161.47)	Open market, broker’s transaction
August 27, 2008	925,700	$30.65 (NOK 164.54)	Open market, broker’s transaction
August 28, 2008	1,200,000	$31.21 (NOK 167.26)	Open market, broker’s transaction
August 29, 2008	1,210,000	$31.08 (NOK 167.55)	Open market, broker’s transaction
September 2, 2008	2,000,000	$27.99 (NOK 154.39)	Open market, broker’s transaction
September 3, 2008	1,619,200	$27.83 (NOK 154.36)	Open market, broker’s transaction
September 4, 2008	3,000,000	$27.27 (NOK 150.98)	Open market, broker’s transaction
September 9, 2008	3,000,000	$24.45 (NOK 138.87)	Open market, broker’s transaction
September 10, 2008	2,024,491	$24.05 (NOK 137.55)	Open market, broker’s transaction
September 11, 2008	1,654,479	$24.20 (NOK 140.64)	Open market, broker’s transaction
September 12, 2008	907,500	$25.12 (NOK 144.94)	Open market, broker’s transaction
September 15, 2008	1,780,000	$24.03 (NOK 138.96)	Open market, broker’s transaction
September 16, 2008	2,918,500	$22.95 (NOK 132.63)	Open market, broker’s transaction
September 17, 2008	2,923,000	$22.96 (NOK 133.83)	Open market, broker’s transaction
September 18, 2008	738,000	$23.60 (NOK 135.61)	Open market, broker’s transaction
September 23, 2008	1,449,700	$27.13 (NOK 151.32)	Open market, broker’s transaction
September 24, 2008	1,882,000	$26.61 (NOK 149.59)	Open market, broker’s transaction
September 25, 2008	1,310,000	$26.04 (NOK 146.53)	Open market, broker’s transaction
September 26, 2008	1,494,200	$25.49 (NOK 143.94)	Open market, broker’s transaction
September 29, 2008	1,809,200	$23.36 (NOK 135.28)	Open market, broker’s transaction
September 30, 2008	2,025,295	$22.56 (NOK 131.45)	Open market, broker’s transaction
October 1, 2008	1,984,325	$23.68 (NOK 138.90)	Open market, broker’s transaction
October 2, 2008	2,000,000	$21.79 (NOK 129.95)	Open market, broker’s transaction
October 3, 2008	1,609,850	$20.96 (NOK 125.62)	Open market, broker’s transaction

(2) The Shares acquired by MPE have been purchased through the Oslo Stock Exchange with Norwegian Kroner, NOK.  The USD rate included in the price paid per Share is based upon the daily exchange rate USD:NOK given by the Norwegian Central Bank.

(d)	No person other than MPE has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by MPE.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MPE is not currently a party to any contracts, arrangements, understandings or relationships with any person with respect to the Shares which relate to the transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kingdom of Norway, Ministry of Petroleum & Energy

October 6, 2008
Date
/s/ Johan A. Alstad
Signature
Johan A. Alstad, Deputy Director General
Name/Title